# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Victory Portfolios II, CIK 0001547580
CUSIP: 92647N865
Title of class of securities: EXCHANGE TRADED PRODUCT
Address of issuer's principal executive offices: 4900 TIEDEMAN ROAD, 4TH FLOOR, BROOKLYN, Ohio (OH), 44144
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001533
Filed by CIK 0002012511

## Reporting persons
- ATLANTIC FAMILY WEALTH, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 374,395; shared dispositive power 0; aggregate amount beneficially owned 374,395 (7.26% of the class)

## Item 1. Issuer
Name of issuer: Victory Portfolios II
Address of issuer's principal executive offices:
4900 TIEDEMAN ROAD, 4TH FLOOR, BROOKLYN, OHIO
44144

## Item 2. Person Filing
Name of person filing: ATLANTIC FAMILY WEALTH, LLC
Address of principal business office or, if none, residence:
6705 S RED ROAD
SUITE 604
CORAL GABLES, Florida
33143
Citizenship: ATLANTIC FAMILY WEALTH, LLC - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 374,395
Percent of class: 7.26
Sole power to vote or to direct the vote: ATLANTIC FAMILY WEALTH, LLC - 0
Shared power to vote or to direct the vote: ATLANTIC FAMILY WEALTH, LLC - 0
Sole power to dispose or to direct the disposition: ATLANTIC FAMILY WEALTH, LLC - 374,395
Shared power to dispose or to direct the disposition: ATLANTIC FAMILY WEALTH, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ATLANTIC FAMILY WEALTH, LLC: /s/ Raul Isern, Raul Isern CCO (11/13/2026)